NATIONAL INDUSTRIAL SECURITY CORPORATION
                            225 E. Kirkham
                         St. Louis, MO  63119
                    COMMISSION FILE NUMBER 000-13858



                         INFORMATION STATEMENT

                              PURSUANT TO
                          SECTION 14(f) OF THE
                    SECURITIES EXCHANGE ACT OF 1934 AND
                          RULE 14f-1 THEREUNDER


                              Introduction

     This Information Statement is being mailed on or about October 26, 1998, to holders of record on July 29, 1998, of the shares of Common Stock, par value $.16 2/3 per share (the "Common Stock") of National Industrial Security Corporation, a Delaware corporation (the "Company"). It is being furnished in connection with the change of the Company's Directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about November 6, 1998.


                Background of Transaction and Change in Control

     Pursuant to the terms of an agreement (the "Agreement") between the Company and Naidger Power Systems, Inc., a privately held Delaware corporation ("Naidger"), the Company has agreed to acquire all of the interests of Naidger in exchange for previously unissued "restricted" Common Stock of the Company. Naidger owns all of the issued and outstanding securities of Polcorp
Industries, Inc. ("Polcorp"), a Delaware corporation, which it acquired on June 26, 1998. Polcorp has two wholly owned subsidiary companies, Metrix Metal and Metrix Tools, which are engaged in the business of manufacturing metal parts and subassemblies and the design and production of tools, injection molds, dies and assembly jigs, each of which has their principal place of business located in Tzcew, Poland. Naidger and its subsidiaries currently employ approximately 170 persons. During its fiscal year ended December 31, 1997, which did not include a full year of operations, Naidger, its subsidiaries and its predecessors generated approximately $1.4 million in revenues. In the six month period ended June 30, 1998, Naidger and its subsidiaries generated approximately $1.4 million in revenues.

     The terms of the Agreement provide that the Company will undertake a reverse split of its issued and outstanding common stock, whereby one (1) share of common stock shall be issued in exchange for each three (3) shares of common stock then issued and outstanding, in order to establish the number of issued and outstanding common shares at closing to be 2,314,700 shares. The Company and Naidger have enter into a share exchange agreement wherein the Company has agreed to issue an aggregate of 8,000,000 "restricted" shares of the Company's Common Stock to Naidger in exchange for all of the issued and outstanding shares of Naidger (the "Transaction"). Accordingly, if all of the issued and outstanding shares of Naidger are exchanged for the Company's Common Stock, the holders of Naidger's previously issued and outstanding common stock will own approximately 78.5% of the Company's shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transaction, the Company's current Officers and Directors will resign and will be replaced by Directors and Officers selected by Naidger's management. See "Directors and Executive Officers and Related Transactions" below.

     Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current Officers and Directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Effective Date of the Transaction will be on or about November 6, 1998.


                    Reason for Information Statement

     Because a majority of its Directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Information Statement is being filed with the Commission and sent to stockholders in compliance with that Rule. The Company's stockholders are urged to read this Information Statement carefully but are not required to take any action.


             Information Relating to the Company's Securities

     As of the date of this Information Statement, there are outstanding 6,944,100 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.


                        Principal Stockholders

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Information Statement by each person known to the Company to be the beneficial owner of more than 5% of the Common Stock, each of the Company's Directors and named Executive Officers and all Executive Officers as a group.

                                                   Shares Beneficially Owned
                                               ------------------------------------

                       Name and Address of     Amount and Nature of      Percent of
Title of Class          Beneficial Owner       Beneficial Ownership(2)     Class
--------------          ---------------        -----------------------   ----------
   Common           Max T. Jackson(1)                 3,500,723            50.4%
                    225 E. Kirkham Road
                    St. Louis, MO 63119

   Common           Yale Farar                          613,500             8.8%
                    15919 Ventura Blvd.
                    Suite 302
                    Encino, CA 91426

                                        2

                                                   Shares Beneficially Owned
                                               ------------------------------------

                       Name and Address of     Amount and Nature of      Percent of
Title of Class          Beneficial Owner       Beneficial Ownership(2)     Class
--------------          ---------------        -----------------------   ----------
   Common           Sam Schwartz                        409,000             5.8%
                    21031 Ventura Blvd.
                    Suite 1100
                    Woodland Hills, CA 91364

                    All Executive Officers and        3,500,723            50.4%
                    Directors as a Group
                    (3 persons)
_______________________

<F1>
(1)  Officer and/or Director of the Company.

<F2>
(2)  The information relating to beneficial ownership of the Company's Common
     Stock is based on information furnished by them using the definition of "beneficial ownership" set forth in rules promulgated by the Securities and Exchange Commission under Section 13(d) of the Securities Exchange Act of
     1934. Except where there may be special relationships with other persons, including share voting or investment power, the Directors and nominees possess sole voting and investment power with respect to the shares set forth beside their names.

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed Director and Executive Officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                          Shares of Common Stock to
                                          be owned upon consummation
Name and Address     Offices to be Held       of the Transaction      Percent of Class
------------------- --------------------- --------------------------  ----------------
Michael Wexler      Chairman of the Board         4,863,095(1)              47.2%
23 Wilton Crescent      and President
Ottawa, Ontario
Canada K1S 4P2

Max T. Jackson(2)          Director               1,166,908                 11.3%
225 E. Kirkham Road
St. Louis, MO 63119

Harold Paumgarten(3)          -                     825,670                    8%
3700 Lexington Ave.
Suite 405
New York, NY 10174

Dr. Mark Scibor-Rylski Vice President and           344,029                  3.3%
12 Barklay Road             Director
Fulham, London
England SW6 1EH

                                        3

All Proposed Directors        -                   6,374,032                 61.8%
and Executive Officers
as a Group (3 persons)
_____________________

<F1>
(1) The common shares indicated are to be held by Suncrest Management Services, S.A., a holding company controlled by the family of Michael Wexler. The information relating to beneficial ownership of the Company's common stock is based on information furnished by them using the definition of "beneficial ownership" set forth in rules promulgated by the Securities and Exchange Commission under Section 13(d) of the Securities Exchange Act of 1934. Except where there may be special relationships with other persons, including share voting or investment power, the directors and nominees possess sole voting and investment power with respect to the shares set forth beside their names.

<F2>
(2) Mr. Jackson is currently an officer and director of the Company. It is anticipated that he will remain involved with the Company as a director if the Transaction is successfully consummated.

<F3>
(3) Mr. Paumgarten is currently a director of Polcorp Industries, Inc., a wholly owned subsidiary of Naidger. However, it is not anticipated that Mr.
     Paumgarten will be appointed as a director of the Company upon closing of the proposed Transaction. As such, the shares of common stock to be held by Mr. Paumgarten are not included in the aggregate amount of common shares to be held by all officers and directors as a group.

                   Directors and Executive Officers and Related Transactions

Directors and Executive Officers

     The present Officers and Directors of the Company are as follows:


                      Name            Age             Position
             ---------------------    ---        -------------------
             Max T. Jackson(1)         65        President, Director
             David R. Jackson(1)       41              Director
             Stephen C. Jackson(1)     41              Director
______________________

(1)  David R. Jackson and Stephen C. Jackson are the sons of Max T. Jackson.

Resumes:

     Max T. Jackson has held the offices of President and Director of the Company since its inception in 1974. For thirteen years prior to that, he was a stockbroker, partner and officer of a large national investment banking and brokerage firm. Mr. Jackson graduated from the University of Missouri in 1955 with a B.S. degree in Business Administration. Since 1979, he has held the status of a Certified Protection Professional (C.P.P.) as awarded by the American Society for Industrial Security. Mr. Jackson presently devotes substantially all of his time to the business of the Company. Upon closing of the proposed Transaction, it is anticipated that Mr. Jackson will retain his position as a director of the Company and is expected to devote approximately 25% of his time to the business of the Company.

     Stephen C. Jackson has served as a Director of the Company for the past eight years, and since May 1988 has been an associate professor of mathematics at the University of North Texas, Denton, Texas. He received a Bachelor of Science degree in Mathematics from the California Institute of Technology (Cal-Tech) in 1981, and a Ph.D. in Mathematics from the University of California at Los Angeles (U.C.L.A.) in 1983.

     David R. Jackson has served as a Director of the Company since June 1998. Since 1985, he has been an associate professor of electrical engineering at the University of Houston, Houston, Texas. He received a B.S. degree in Electrical Engineering from the University of Missouri in 1981, and a Ph.D. in Electrical Engineering (microwave communications) from the University of California at Los Angeles (U.C.L.A.) in 1985.

     If and when the Transaction is consummated, Mr. Max T. Jackson is expected to remain with the Company as a director, but the other two directors of the Company will resign and will be replaced, without stockholder action, by the following Officers and Directors:


                      Name            Age             Position
             ---------------------    ---        -------------------

             Michael Wexler            52      Chairman, President and
                                               Chief Executive Officer

             Dr. Mark Scibor-Rylski    51        Vice President and
                                                      Director

             Max T. Jackson(1)         65             Director
_________________________

(1) Mr. Jackson is currently an officer and director of the Company. If the Transaction is successfully consummated, it is anticipated that Mr. Jackson will remain with the Company as a director.

Resumes:

     Michael Wexler is expected to assume the positions of Chairman of the Board, President and CEO upon closing of the proposed Transaction. Prior, since January 1997, he has served as President and Chief Executive Officer and a director of Naidger, as well as its wholly owned subsidiary company, Polcorp Industries, Inc. In addition, since 1993 Mr. Wexler as been President and a director of VMS Rehab Systems, Inc., (f/k/a Viv Medical Sciences, Inc.) a privately held corporation which supplies durable medical products. Further, since 1991 he has been President and a director of Suncrest Management Services, Inc., a family owned holding company which provides a range of corporate finance activities and engages in direct investments in strategic and/or synergistic situations. Upon closing of the proposed Transaction it is anticipated that Mr. Wexler will devote approximately 50% of his time to the business of the Company.

     Mark Scibor-Rylski is expected to assume the positions of Vice President and a director of the Company upon closing of the proposed Transaction. In addition to his proposed positions with the Company, from September 1995 through January 1998, Mr. Scibor-Rylski has been a director of Hevelius Management Spzoo, the fund management subsidiary of UNP Holdings, which manages a net asset value in excess of $200 million. Prior, from September 1992 through March 1998, Mr. Scibor-Rylski was senior vice president and CFO of International UNP Holdings Ltd., a Canadian industrial holding company based in London and Warsaw which invested $45 million in emerging markets and which is listed on the Toronto Stock Exchange. Further, in 1989, Mr. Scibor-Rylski founded and since that date has been a director of Due Diligence Services, Ltd., a London based private company which provides investment investigation services to professional investors and corporate clients. In 1969 Mr. Scibor-Rylski received a Bachelor of Science degree from Imperial College of Science and Technology. Thereafter, in 1973, he received a PhD from City University, London and in 1985, he received a masters degree from the London Business School. Upon closing of the proposed Transaction it is anticipated that Mr. Scibor-Rylski will devote approximately 40% of his time to the business of the Company.

     Max T. Jackson's resume is included hereinabove and incorporated herein as if set forth.

Related Party Transactions

     There were no related party transactions which occurred during the past two years and which are required to be disclosed pursuant to the requirements included under Item 404 of Regulation SB.

     Relevant to Naidger, in the event the proposed Transaction successfully closes (of which there can be no assurance), it is anticipated that Suncrest Management Services, S.A. continue its existing relationship with Naidger, wherein Suncrest provides management services pursuant to a written agreement applicable thereto. See "Compensation of Directors and Officers" hereinbelow for the terms of this agreement.

Standing Audit, Nominating and Compensation Committees

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings

     The Company presently has three Directors. During the fiscal year ended December 31, 1997, the Directors held one meeting. During the current fiscal year which ends December 31, 1998, three meetings of the Board have been held.

Compensation of Directors and Executive Officers

Remuneration

     The following table reflects all forms of compensation for services to the Company for the fiscal years ended December 31, 1997 and 1996 of the Chief Executive Officer of the Company.

                                SUMMARY COMPENSATION TABLE

                                                       Long Term Compensation
                                                  ---------------------------------
                       Annual Compensation                Awards           Payouts
                  ------------------------------  ----------------------  ---------

                                         Other                Securities               All
Name and                                Annual     Restricted Underlying              Other
Principal                               Compen-      Stock     Options/     LTIP     Compen-
Position    Year  Salary($)  Bonus($)  sation($)  Award(s)($)  SAR's(#)  Payouts($) sation($)
----------  ----  ---------  --------  ---------  -----------  --------  ---------- ---------
Max T.      1997  $  24,726      -         -            -          -          -         -
Jackson,
President &
Director    1996  $  60,192      -         -            -          -          -         -

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's Officers or Directors.

     In the event the proposed Transaction described hereinabove closes, it is anticipated that Suncrest Management Services, S.A. will continue its existing contract with Naidger, wherein Suncrest has agreed to provide management services. Mr. Michael Wexler provides his management activities pursuant to this agreement. The agreement presently provides for annual payments by Naidger to Suncrest of $112,200. The agreement expires in 2002. No other person is expected to receive annual compensation in excess of $100,000 per annum.


                            Section 16(a) Beneficial Ownership
                                  Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's Officers and Directors, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, Directors and greater than 10% stockholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the 1998 fiscal year all filing requirements applicable to Officers, Directors and greater than 10% beneficial owners were complied with.

Dated:  October 23, 1998.


                              National Industrial Security Corporation

                              s/Max T. Jackson

                              Max T. Jackson, President